Pelican Acquisition Corporation

1185 6th Avenue, Suite 304

New York, NY 10036

May 20, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Pelican Acquisition Corporation

Registration Statement on Form S-1

File No. 333-286452

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pelican Acquisition Corporation, hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Time, on May 22, 2025, or as soon as practicable thereafter.

Very truly yours,

Pelican Acquisition Corporation

By:	/s/ Robert Labbe
Robert Labbe
Chief Executive Officer